Exhibit 17.1

1 From: Evan Hazell Sent: Wednesday, March 11, 2026 4:23 PM To: Bob Hodgins Phillip Abraham [EXTERNAL] Resignation, effective immediately Cc: Subject: EXTERNAL EMAIL: This email originated from outside of the organizaƟon - do not click links or open aƩachments unless you recognize the sender and know the content is safe. Dear Bob I am wriƟng to you in your capacity as Chairman of the Board of Directors of Gran Tierra Energy Inc. I hereby tender my resignaƟon as a Director of Gran Tierra Energy Inc., effecƟve immediately. I disagree with the decision by a majority of the Audit CommiƩee members to terminate the independent legal counsel engaged by the commiƩee to conduct an independent invesƟgaƟon of issues brought to the commiƩee’s aƩenƟon. Please confirm receipt of this email. Sincerely, Evan J. Hazell Sent from my iPad